UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                                 BMB Munai, Inc.
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                    09656A105
                                 (CUSIP Number)

                                October 15, 2007
             (Date of Event Which Requires Filing of this Statement)

                   Check the appropriate box to designate the
                 rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)

                                [X] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09656A105

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     JSC Compass Asset Management

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]

3.   SEC Use Only

4.   Citizenship or Place of Organization

     Kazakhstan

NUMBER OF SHARES            5. SOLE VOTING POWER                          0
BENEFICIALLY
OWNED BY EACH               6. SHARED VOTING POWER                 4,423,494
REPORTING
PERSON WITH:                7. SOLE DISPOSITIVE POWER                      0

                            8. SHARED DISPOSITIVE POWER            4,423,494

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     4,423,494

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
     [ ]

11.  Percent of Class Represented by Amount in Row (9)

     9.88%

12.  Type of Reporting Person (See Instructions)


     OO

CUSIP No. 09656A105

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Compass Asset Management Ltd.

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]

3.   SEC Use Only

4.   Citizenship or Place of Organization

     Cayman Islands

NUMBER OF SHARES              5. SOLE VOTING POWER                       0
BENEFICIALLY OWNED
BY EACH REPORTING             6. SHARED VOTING POWER               4,423,494
PERSON WITH:
                              7. SOLE DISPOSITIVE POWER                    0

                              8. SHARED DISPOSITIVE POWER          4,423,494

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     4,423,494

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     [ ]

11.  Percent of Class Represented by Amount in Row (9)

     9.88%

12.  Type of Reporting Person (See Instructions)

     OO

CUSIP No. 09656A105

1.   Names of Reporting Persons

     I.R.S. Identification Nos. of above persons (entities only)

     Spencer House Capital Management LLP

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]

3.   SEC Use Only

4.   Citizenship or Place of Organization

     England & Wales

NUMBER OF SHARES         5. SOLE VOTING POWER                             0
BENEFICIALLY
OWNED BY EACH            6. SHARED VOTING POWER                   3,191,872
REPORTING
PERSON WITH:             7. SOLE DISPOSITIVE POWER                        0

                         8. SHARED DISPOSITIVE POWER              3,191,872

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     3,191,872

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     [ ]

11.  Percent of Class Represented by Amount in Row (9)

     7.12%

12.  Type of Reporting Person (See Instructions)

     OO

CUSIP No. 09656A105

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Spencer House Compass Capital Limited

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]

3.   SEC Use Only

4.   Citizenship or Place of Organization

     Cayman Islands

NUMBER OF SHARES         5. SOLE VOTING POWER                          0
BENEFICIALLY
OWNED BY EACH            6. SHARED VOTING POWER                  3,191,872
REPORTING
PERSON WITH:             7. SOLE DISPOSITIVE POWER                       0

                         8. SHARED DISPOSITIVE POWER             3,191,872

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     3,191,872

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     [ ]

11.  Percent of Class Represented by Amount in Row (9)

     7.12%

12.  Type of Reporting Person (See Instructions)

     OO

          Item 1.

          (a) The name of the issuer is BMB Munai, Inc. (the "Issuer").

          (b) The principal executive offices of the Issuer are located at 202 Dostyk Ave., 4th Floor, Almaty, Kazakhstan, 050051.

          Item 2.

          (a) This Statement is being filed by (i) Compass Asset Management Ltd., a Cayman Islands exempted company incorporated with limited liability ("CAM"), (ii) JSC Compass Asset Management a company formed under the laws of Kazakhstan ("JSC"), (iii) Spencer House Capital Management LLP, a limited liability partnership formed under the laws of England and Wales ("Spencer House") and (iv) Spencer House Compass Capital Ltd., a Cayman Islands exempted company incorporated with limited liability ("Spencer Compass") (all of the foregoing, collectively, the "Filers").

          Pursuant to two investment advisory agreements, CAM, a wholly-owned subsidiary of JSC, has been appointed investment manager for two private funds (the "CAM Funds"). In addition, pursuant to such investment advisory agreements, JSC agrees to act as the investment adviser to provide CAM with research and services to assist CAM in executing the CAM Funds' investment objectives subject to the terms and conditions of the respective investment management agreements to which the CAM Funds are a party. The CAM Funds are wholly owned funds of CAM and act solely as investment vehicles for CAM.

          Pursuant to a shareholders' agreement, CAM and Spencer House formed a joint venture in which each entity owns 50% of Spencer Compass. Pursuant to a management agreement, Spencer Compass acts as the investment manager with respect to the shares of common stock directly owned by a private fund. Spencer House and CAM have been appointed as investment advisers by Spencer Compass pursuant to investment advisory agreements. Spencer House and CAM together have experience in investment and operational activities in Kazakhstan and the wider region since the mid 1990s, as well as the structuring of private company investments and asset management.

          The CAM Funds, which invest at the direction of CAM, and the private fund, which invests at the direction of Spencer Compass, are investment vehicles formed for the purpose of investing and trading in a broad range of sectors, including oil and gas exploration, metals and mining, transport and logistics, telecommunications, financial services and business services. The funds directly own all of the respective shares reported in this Statement. Each Filer disclaims beneficial ownership with respect to any shares other than those owned directly by such Filer.

                  The principal business office of JSC is:

                  240v Furmanova Street
                  Almaty, Kazakhstan 050059

                  The principal business office of CAM is:

                  Queensgate House
                  113 South Church Street
                  P.O. Box 1234
                  George Town, Grand Cayman KY1-1108
                  Cayman Islands

                  The principal business office of Spencer House is:

                  32-33 St. James' Place
                  London SW1A 1NP
                  United Kingdom

                  The principal business office of Spencer Compass is:

                  Queensgate House
                  113 South Church Street
                  P.O. Box 1234
                  George Town, Grand Cayman KY1-1108
                  Cayman Islands

          (b) For citizenship information see Item 4 of the cover page of each Filer.

          (c) This Statement relates to the Common Stock, par value $0.001 per share, of the Issuer (the "Common Stock").

          (d) The CUSIP Number of the Common Stock is 09656A105.

          Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

          (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

          (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

          (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

          (e) [ ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

          (f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

          (g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

          (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j) [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

          Not applicable.

          Item 4. Ownership.

          See Items 5-9 and 11 on the cover page for each Filer, and Item 2, which information is given as of June 10, 2008, and is based on 44,784,134 shares of Common Stock outstanding as of June 10, 2008, as reported by the Issuer's Form 10-K for the fiscal year ended March 31, 2008.

          Item 5. Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

          Not applicable.

          Item 6. Ownership of More than Five Percent on Behalf of Another
Person.

          Not applicable.

          Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          Not applicable.

          Item 8. Identification and Classification of Members of the Group.

          Not applicable.

          Item 9. Notice of Dissolution of Group.

          Not applicable.

          Item 10. Certification.

          (a) Not applicable.

          (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 3, 2008



                         JSC Compass Asset Management

                         By: /s/ Mikhail Derkavski
                             -----------------------------------
                             Name:  Mikhail Derkavski
                             Title: Director


                         Compass Asset Management Ltd.

                         By: /s/ Mikhail Derkavski
                             -----------------------------------
                             Name:  Mikhail Derkavski
                             Title: Director


                         Spencer House Capital Management LLP

                         By: /s/ Richard Ford
                             -----------------------------------
                            Name:   Richard Ford
                            Title:  Partner


                         Spencer House Compass Capital Ltd.

                         By: /s/ Mikhail Derkavski
                             -----------------------------------
                            Name:   Mikhail Derkavski
                            Title:  Director

                                  EXHIBIT INDEX

Exhibit No.            Document

1                      Joint Filing Agreement

                                                                      EXHIBIT 1

                             JOINT FILING AGREEMENT

          In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.001 per share, of BMB Munai, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.

Dated:  July 3, 2008



                         JSC Compass Asset Management

                         By:  /s/ Mikhail Derkavski
                            -----------------------------------
                            Name:    Mikhail Derkavski
                            Title:   Director


                        Compass Asset Management Ltd.

                         By:  /s/ Mikhail Derkavski
                            -----------------------------------
                           Name:    Mikhail Derkavski
                           Title:   Director


                        Spencer House Capital Management LLP

                         By:  /s/ Richard Ford
                            -----------------------------------
                           Name:    Richard Ford
                           Title:   Partner


                       Spencer House Compass Capital Ltd.

                         By:  /s/ Mikhail Derkavski
                            -----------------------------------
                          Name:    Mikhail Derkavski
                          Title:   Director